
January 25, 2011

Gerald Lau
President and Chief Executive Officer
Biopack Environmental Solutions Inc.
Room 1302, 13/F, Enterprise Centre, 4 Hart Avenue,
Tsim Sha Tsui, Kowloon, Hong Kong

> **Re: Biopack Environmental Solutions Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed December 22, 2010**
> **File No. 000-29981**

Dear Mr. Lau:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

1.   We note your response to comment one in our letter dated November 3, 2010. Please advise whether your page numbers appear at the top of each page instead of at the bottom. If they appear at the top, please revise the "Effects of Transaction" cross reference to make clear that it pertains to "Our Business to be Conducted after the Sale" on page 11, and revise page 11 to further clarify the effect of the transaction in terms of the assets and operations to be disposed.

Past Contacts, Transactions or Negotiations . . ., page 10

2.   We reissue comment three from our letter dated November 3, 2010. Your background discussion does not identify the "representatives from Will Spring." Additionally, you do not discuss if and when the representatives of Will Spring made an offer; what the consideration and other terms would be; or whether

Messrs. Lau, Webster and Ling negotiated for changes to the consideration or other terms. In this regard, it is unclear if the May 11, 2010 memorandum of understanding was preceded by an offer to purchase substantially all your assets for approximately $875,000. Please revise accordingly.

3. We note revised disclosure describing the role played by the April and June 2010 loans from the purchasers, including the statement that you believe without the loans you "would have been insolvent within a month or two at both the factory and public company levels." It is unclear why your Management's Discussion and Analysis in your Form 10-Q for the period ended June 30, 2010 does not address (i) your funding shortfalls in similar terms, (ii) the time during which the loans are expected to fund your operations or, (iii) if the loans will not fully address your funding shortfalls, what course of action you have taken or propose to take to remedy the deficiency. See Item 303(a)(1) of Regulation S-K. Please advise.

Consideration, page 13

4. We note the discussion of the shareholder dispute and the statement characterizing the trust agreement as subject to "approval and or clearance" by the Securities and Exchange Commission. Please revise to remove this statement, clarify that the SEC does not approve or clear such agreements, or advise.

Unaudited Condensed Pro-forma Financial Statements, page F-1

Condensed Pro-forma Statements of Operations

5. We note that you presented revenues, cost of sales, and other operating expenses on a pro forma basis. It appears that your discontinued operations include the operations related to substantially all of your assets. Please describe to us in detail the sales, marketing and distribution activities that generated the revenues, cost of sales, and other operating expenses from continuing operations, and explain to us why they were not included in discontinued operations in light of the fact that you are selling substantially all of your assets. In your response, explain whether the distribution activities were undertaken by the subsidiaries that are being sold.

6. Since discontinued operations are reflected in your historical financial statements, the pro forma financial statements should present only the portion of the income statement through loss from continuing operations. Furthermore, it does not appear that you have identified any other adjustments to your historical statements of operations in arriving at your pro forma statements of operations. If there are no adjustments to your historical statements of operations, please remove the presentation of your pro forma statements of operations.

Biopack Environmental Solutions Inc. Consolidated Financial Statements

7.   We note your response to comment 11 from our letter dated November 3, 2010
        and the revisions included within your Consolidated Statements of Operations for
        the three and nine months ended September 30, 2010. The identification of
        discontinued operations in accordance with FASB ASC 205-20 requires
        retrospective reclassification for all prior periods presented in your proxy
        statement. Please revise your fiscal 2009 and 2008 consolidated financial
        statements to reflect the sale of RBL and its subsidiaries as discontinued
        operations consistent with your presentation within the statement of operations for
        the interim periods ended September 30, 2010.

        You may contact David Walz at (202) 551-3358 or Ryan Milne at
(202) 551-3688 if you have questions regarding comments on the financial statements
and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at
(202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director